U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-10210

 ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Global Tech Industries Group, Inc.

Address of Principal Executive Office (Street and Number): 120 State Ave Ne, Ste 1014, Olympia, Washington 98501

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

Global Tech Industries Group, Inc. (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2024, in a timely manner without unreasonable effort or expense due to delays in completing the procedures relating to its year-end reporting process, which includes additional requirements as a result of there having been appointed a Court-Appointed Receiver of the Company.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Paul Strickland	(206)	963-1094
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

(a)	Quarterly Report on Form 10-Q for the three months ended March 31, 2024
(b)	Quarterly Report on Form 10-Q for the six months ended June 30, 2024
(c)	Quarterly Report on Form 10-Q for the nine months ended March 31, 2024

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its results of operations and balance sheet will reflect significant changes from the year ended December 31, 2023, to the year ended December 31, 2024. These changes are the result of there having been an appointed a Court-Appointed Receiver of the Company. As of the date of filing of this Form 12b-25, the Court-Appointed Receiver is not able to quantifiy the changes in results of operations and balance sheet from period to period.

Global Tech Industries Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Paul Strickland
Paul Strickland
Court-Appointed Receiver